Financial Reinsurance. Within the Life Reinsurance segment, we also write a substantial amount of financial reinsurance business. Financial reinsurance does not transfer significant underwriting risk to the reinsurer and is designed primarily to enhance the current statutory surplus of the ceding company while reducing future statutory earnings as amounts are repaid to the reinsurer. These financial transactions are effectively collateralized by anticipated future income streams from selected insurance policies. Financial reinsurance typically has a duration of three to five years. These types of arrangements often do contain significant credit risk; we manage this risk by only entering into transactions of this nature with highly-rated companies and then actively monitoring the financial status of such entities.

Property and Casualty Reserves for Unpaid Claims and Claim Expenses

Our insurance/reinsurance businesses maintain reserves to cover their estimated ultimate liability for unpaid claims and claim expenses with respect to reported and unreported claims incurred as of the end of each accounting period (net of estimated related salvage and subrogation recoveries). These reserves are estimates that involve actuarial and statistical projections of the expected cost of the ultimate settlement and administration of unpaid claims based on facts and circumstances then known, estimates of future trends in claims severity and other variable factors such as inflation, new concepts of liability and change in claim settlement procedures. Insurance reserves, by their very nature, do not represent an exact calculation of liability and, while we have established reserves equal to the current best estimate of ultimate losses, there remains a high likelihood that further changes in such loss estimates--either upward or downward--will occur in the future. Adjustments to previously reported reserves for net claims and claim expenses are considered changes in estimates for accounting purposes and are reflected in the financial statements in the period in which the adjustment occurs.

There is a high degree of uncertainty inherent in the estimates of ultimate losses underlying the liability for unpaid claims and claim expenses. This inherent uncertainty is particularly significant for liability-related exposures, including latent claim issues (such as asbestos and environmental related coverage disputes) due to the extended period, often many years, that transpires between a loss event, receipt of related claims data from policyholders and/or primary insurers and ultimate settlement of the claim. This situation is then further exacerbated for reinsurance entities (as opposed to primary insurers) due to lags in receiving current claims data. Because reinsurance protection is often provided on an "excess-of-loss" basis whereby the reinsurer is only obligated to pay losses in excess of pre-established limits, notification is only required to be provided to the reinsurer when the claim is assessed as having a reasonable possibility of exceeding the primary insurer's retention thresholds. This notification can often be years after the loss event was initially reported to the primary insurer.

We continually update loss estimates using both quantitative information from our reserving actuaries and qualitative information from other sources. While detailed analysis is performed on a quarterly basis to assess the overall adequacy of recorded claim reserves, a more comprehensive evaluation is undertaken on an annual basis. This more comprehensive review is generally undertaken and completed during the fourth quarter of each year using both reported and paid claims activity as of September 30. This more comprehensive review encompasses all major reserve segments, with specific additional emphasis focused on those lines of business in which recent reported claims activity differs significantly from anticipated levels.

The liability for claims and claim expenses includes two components: case reserves for reported claims and IBNR reserves (incurred but not reported) for unreported claims that are estimated to have occurred prior to the end of the respective accounting period. Case reserves are established by experienced professionals from our claims teams based on case-specific facts and circumstances and are updated continually as further information becomes available. Determining required IBNR reserves is a more complex and often more subjective process involving qualified actuaries familiar with the underlying exposures in the portfolio.

With respect to our primary insurance activities, our claims personnel establish a "case reserve" for the estimated amount of the ultimate payment when the claim is reported. The estimate reflects the informed judgment of the claims staff based on general insurance reserving practices and on the experience and knowledge regarding the nature and value of the specific type of claim. With respect to our reinsurance activities (as opposed to primary insurance activities), we typically establish a case reserve when we receive notice of a claim from the ceding company. Such reinsurance-related reserves are based on an independent evaluation by our claims departments, taking into consideration coverage, liability, severity of injury or damage, jurisdiction, an assessment of the ceding company's ability to evaluate and handle the claim and the amount of reserves recommended by the ceding company. For both primary and reinsurance business, recorded case reserves are adjusted periodically by our claims departments based on subsequent developments and audits of documentation supporting the underlying claims. We have reorganized our claim teams in recent years into integrated groups aligned with our business structure. In the course of this reorganization, the team recognized that best practices existed in many of the original claims teams. In order to leverage these best practices across the new claims organization, the Global Claims Team launched the Claims Six Sigma initiative. Claims Six Sigma has focused on establishing common processes in areas such as claims adjudication, subrogation, auditing, alternative dispute resolution and use of structured settlements.

In accordance with GAAP, we also maintain reserves for claims incurred but not reported ("IBNR"). Such reserves are established to provide for future case reserves and loss payments on incurred claims that have not yet been reported to an insurer or reinsurer. In calculating IBNR reserves, we use generally accepted actuarial reserving techniques that take into account quantitative loss experience data, together with, where appropriate, qualitative factors. IBNR reserves are based on claim experience and are grouped both by class of business and by accident year or underwriting year. IBNR reserves are also adjusted to take into account certain additional factors--such as changes in the volume of business written, reinsurance contract terms and conditions, the mix of business, claims processing and inflation--that can be expected to affect our liability for claims over time.

The methodology we employ in establishing IBNR reserves for a given reserving segment consists of a combination of the use of expected loss ratios ("ELRs") and loss development factor based methodologies ("LDFs"). The ELRs, when multiplied by earned premiums, generate an expected ultimate loss for a portfolio of business. For the most recent underwriting year, ELRs initially are established jointly by the reserving and underwriting teams. The underwriting teams are comprised of professional underwriters and pricing actuaries. The ELRs reflect recent years' underwriting results, adjusted for known changes in pricing, loss trends, contract terms and conditions and other factors that will likely influence actual underwriting results achieved (using both quantitative and subjective analysis). As new information becomes available regarding loss trends, pricing levels, and other factors that influence underwriting results, ELRs for prior periods are reviewed jointly by underwriting, pricing actuaries, reserving actuaries, and selected business leaders, and revised where appropriate.

The reserving actuaries select loss development factors based on prior year claim experience. The selected loss development factors are used to extrapolate future loss development in order to generate ultimate loss estimates driven by actual loss experience. While the LDF methods are statistically based, they also incorporate subjective interpretations of the underlying claim trends.

The LDF-based approach is generally viewed as preferable once an acceptable base of observable loss activity is available. Accordingly, for more recent/immature experience periods, the ELR-based approach is generally more heavily relied upon due to the lack of historical loss data on which to perform the LDF loss projections. As the experience period matures (i.e., more data becomes available over time), the weights given to the ELRs are generally shifted to the LDF-based loss projections.

We apply the ELR and LDF reserving approaches to over 300 individual reserving segments, each possessing unique actuarial development trends. However, these 300 reserving segments can generally be broadly assigned to property-related exposures or liability-related exposures. For property-related exposures, the insured "loss event" is normally readily apparent (e.g., losses due to fires, windstorms or vehicle accidents) and the related claims are generally received within a relatively short period following such event. Property claims involve relatively infrequent disputes as to coverage or determination of damages but, in such an event, the disputes are normally fully settled within a few years following the underlying event. As a result, the migration within our reserving process from reliance on ELRs to the more claims driven LDF approach happens quite quickly. Compared to property-related exposures, liability-related exposures are often significantly more complicated and routinely involve situations in which claims are identified and submitted many years after the occurrence of the insured "loss event" giving rise to such claims. As would be expected, these types of claims also involve a higher incidence of dispute as to coverage, interpretation of contract wording and fair compensation for damages. Consequently, it generally takes a number of years before a sufficient base of reported claims experience develops in order to support reliable LDF loss projections. Accordingly, we rely on ELRs within the reserving process much longer for liability-related exposures than for property-related exposures.

Reserve Development. The development of our net balance sheet property and casualty liabilities for unpaid claims and claim expenses for accident years 1992 through 2002 is summarized in the following table.

Net Liability. The first row of data shows the estimated net liability for unpaid claims and claim expenses at December 31 for each year from 1992 to 2002. The liability includes both case and IBNR reserves as of each year-end date, net of anticipated recoveries from other reinsurers. The rows immediately following the first row of data show cumulative paid data at December 31, as of one year, two years, . . ., 10 years of subsequent payments.

Net Liability Re-estimated. The middle rows of data show the re-estimated amount for previously reported net liability based on experience as of the end of each subsequent calendar year's results. This estimate is changed as more information becomes known about the underlying claims for individual years. The cumulative favorable (adverse) development shown in the table is the aggregate net change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. The amount in the line titled "Cumulative favorable (adverse) development ," represents for each calendar year (the "Base Year") the aggregate change in (i) our original estimate of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year compared to (ii) our re-estimate as of December 31, 2002, of net liability for unpaid claims and claim expenses for all years prior to and including the Base Year. Favorable development means that the original estimate was greater than the re-estimate and adverse development means that the original estimate was less than the re-estimate.

                                           Changes in Historical Reserves for Unpaid Claims and Claim Expenses
                              For the Last Ten Years - GAAP Basis as of December 31, 2002 (Property & Casualty Operations)

                                                                    Year ended December 31,
                             -------------------------------------------------------------------------------------------------------
(In millions)                 1992     1993    1994      1995     1996     1997      1998      1999       2000       2001      2002
                             -------------------------------------------------------------------------------------------------------
   Net liability for unpaid
   claims and claim
   expenses                 $3,991   $4,525   $5,071   $9,351   $9,458   $9,114   $12,495   $13,210    $12,202    $12,303    $15,140

Cumulative paid as of:
One year later.......          802      949    1,115    1,964    1,949    2,176     2,867     4,811      4,758      4,798        ---
Two years later......        1,274    1,602    1,804    3,130    3,189    3,241     5,803     7,782      8,035        ---        ---
Three years later....        1,739    2,054    2,341    3,933    3,881    4,863     7,263     9,962        ---        ---        ---
Four years later.....        2,036    2,424    2,708    4,464    5,294    5,648     8,648       ---        ---        ---        ---
Five years later.....        2,293    2,690    2,988    5,686    5,919    6,245       ---       ---        ---        ---        ---
Six years later......        2,485    2,952    3,318    6,151    6,350      ---       ---       ---        ---        ---        ---
Seven years later....        2,688    3,181    3,540    6,488      ---      ---       ---       ---        ---        ---        ---
Eight years later....        2,841    3,353    3,771      ---      ---      ---       ---       ---        ---        ---        ---
Nine years later.....        2,985    3,534      ---      ---      ---      ---       ---       ---        ---        ---        ---
Ten years later......        3,122      ---      ---      ---      ---      ---       ---       ---        ---        ---        ---

Net liability re-estimated
   as of:
One year later.......       $3,919   $4,612   $5,173   $9,192   $9,229   $9,179   $12,410   $13,749    $13,314    $16,341        ---
Two years later......        4,066    4,656    5,313    8,959    9,127    8,655    12,115    14,504     16,798        ---        ---
Three years later....        4,095    4,793    5,256    8,907    8,549    8,453    11,987    17,001        ---        ---        ---
Four years later.....        4,238    4,747    5,155    8,392    8,252    8,601    13,708       ---        ---        ---        ---
Five years later.....        4,154    4,668    4,902    8,029    8,389    9,231       ---       ---        ---        ---        ---
Six years later......        4,075    4,487    4,804    8,180    8,707      ---       ---       ---        ---        ---        ---
Seven years later....        3,942    4,402    4,854    8,454      ---      ---       ---       ---        ---        ---        ---
Eight years later....        3,906    4,461    5,159      ---      ---      ---       ---       ---        ---        ---        ---
Nine years later.....        3,946    4,704      ---      ---      ---      ---       ---       ---        ---        ---        ---
Ten years later......        4,125      ---      ---      ---      ---      ---       ---       ---        ---        ---        ---
Cumulative favorable
   (adverse) development      (134)    (179)     (88)     897      751     (117)   (1,213)   (3,791)    (4,596)    (4,038)       ---
Effect of foreign
   exchange (1)                (12)      16       (9)    (620)    (608)    (289)     (587)     (400)       598        381        ---
                             -----    -----    -----    -----    -----    -----    ------    ------     ------     ------     ------
Cumulative favorable
   (adverse) development,
   excluding foreign         $(146)   $(163)   $ (97)    $277   $  143    $(406)  $(1,800)   $(4,191)  $(3,998)   $(3,657)    $  ---
   exchange                  =====    =====    =====     ====   ======    =====   =======    =======   =======    =======     ======


(In millions)                         1993     1994     1995      1996      1997      1998      1999      2000      2001      2002
                                      ----------------------------------------------------------------------------------------------

Balance at December 31-gross        $5,312   $6,020   $11,145   $10,869   $10,936   $15,342   $17,435   $16,932   $20,882   $23,839
Less reinsurance recoverables         (787)    (949)   (1,794)   (1,411)   (1,822)   (2,847)   (4,225)   (4,730)   (8,579)   (8,699)
                                    ------   ------   -------   -------   -------   -------   -------   -------   -------   -------
Balance at December 31-net           4,525    5,071     9,351     9,458     9,114    12,495    13,210    12,202    12,303    15,140
                                    ------   ------   -------   -------   -------   -------   -------   -------   -------   -------
Latest re-estimated liability-
   gross                             5,881    6,408    10,085    10,394    11,431    17,372    22,311    22,796    26,829       ---
Less re-estimated reinsurance
   recoverables                     (1,177)  (1,249)   (1,631)   (1,687)   (2,200)   (3,664)   (5,310)   (5,998)  (10,488)      ---
                                    ------   ------   -------   -------   -------   -------   -------   -------   -------   -------
Latest re-estimated liability-net    4,704    5,159     8,454     8,707     9,231    13,708    17,001    16,798    16,341       ---
                                    ------   ------   -------   -------   -------   -------   -------   -------   -------   -------
Gross cumulative development          (569)    (388)    1,060       475      (495)   (2,030)   (4,876)   (5,864)   (5,947)      ---
Effect of foreign exchange (1)          17        2      (717)     (674)     (285)     (706)     (444)    1,035       838       ---
                                    ------   ------   -------   -------   -------   -------   -------   -------   -------   -------
Gross cumulative development,
   excluding foreign exchange       $ (552)  $ (386)  $   343   $  (199)  $  (780)  $(2,736)  $(5,320)  $(4,829)  $(5,109)  $   ---
                                    ======   ======   =======   =======   =======   =======   =======   =======   =======   =======

(1) The results of our international operations translated from functional currencies into U.S. dollars are included with our underwriting operations in this table. The foreign currency translation impact on the cumulative redundancy (deficiency) arises from the difference between reserve developments translated at the exchange rates at the end of the year in which the liabilities were originally estimated and the exchange rates at the end of the year in which the liabilities were re-estimated.

Note: For a description of the purpose of the above table and the various table sections, please refer to the immediately preceding section entitled "Reserve Development."

A number of trends that occurred within the insurance industry, the economy in general and several factors specific to us have had a significant impact on our recorded liabilities for unpaid claims and claim expenses during the periods covered by the preceding table.

In the early to mid 1990's, generally adequate pricing existed within the overall property and casualty insurance/reinsurance industry. This is reflected in the preceding table, with respect to us, by the relatively modest subsequent year reserve development applicable to these years. Starting in the later 1990's, there was significant downward pressure on premium pricing within the industry as a number of major industry players were attempting to increase market share. Based on an observable acceleration in reported claim activity relative to associated premiums, beginning in 2000, it started becoming apparent that the level of price erosion that occurred in the primary property and casualty insurance industry in recent years was significantly greater than had been previously contemplated.

The negative impacts of this price erosion on property-related exposures manifested itself within a few years due to the relatively short historical settlement period (i.e., the time between when an insured property loss occurs and the time it is fully settled) applicable to these types of coverages. Liability-related exposures, on the other hand, are often significantly more complicated and routinely involve situations in which claims are identified and submitted many years after the occurrence of the insured "loss event" giving rise to such claims. As would be expected, these types of claims also involve a higher incidence of dispute as to coverage, interpretation of contract wording and fair compensation for damages. Consequently, there is a much longer period, often many years, that transpires between a loss event, receipt of related claims data from policyholders and/or primary insurers and ultimate settlement of the claim. This situation is then further exacerbated for reinsurance entities (as opposed to primary insurers) due to lags in receiving current claims data. Because reinsurance protection is often provided on an "excess-of-loss" basis whereby the reinsurer is only obligated to pay losses in excess of pre-established limits, notification is only required to be provided to the reinsurer when the claim is assessed as having a reasonable possibility of exceeding the primary insurer's retention thresholds. This notification can often be years after the loss event was initially reported to the primary insurer. As a result of the above, it took a number of years before we were able to obtain a clearer picture of the actual level of pricing insufficiency that existed with respect to the 1997 through 2001 underwriting years and reflect such realities in our recorded claim reserves.

During the fourth quarter of 2002, we completed our annual comprehensive review of recorded claim reserves. As part of this review, in response to continued escalation in reported claim activity and the resulting realization that the level of price erosion related to liability-related exposures underwritten in 1997 through 2001 were significantly greater than had been previously contemplated, we concluded that our best estimate of ultimate losses was higher in the range of reasonably possible loss scenarios than previously estimated. Accordingly, we recognized a fourth quarter pre-tax charge of approximately $2.5 billion to increase recorded reserves to reflect the revised indications of remaining liability. The significant components of this adverse development included hospital medical malpractice ($300 million), product liability ($300 million), professional liability ($250 million), umbrella liability ($200 million), workers compensation ($200 million), individual liability ($150 million) and asbestos-related exposures ($150 million). With amounts recognized in previous quarters of 2002, our overall 2002 pre-tax charge for adverse development amounted to approximately $3.6 billion.

The significant indicated deficiencies reflected in the preceding table for the more recent accident years is primarily attributable to recognition during 2000, 2001 and 2002 of adverse development with respect to liability-related exposures underwritten during the 1997 through 2001 time frame. Also contributing to the indicated deficiencies were higher than expected industry-wide property loss projections related to the 1998 Hurricane Georges and certain European windstorms occurring in December 1999.

The reconciliation of our beginning and ending property and casualty reserves for unpaid claims and claim expenses on a GAAP basis is summarized as follows:

                                                                 Year ended December 31,
                                                         -------------------------------------
(In millions)                                                2002         2001         2000
                                                         -------------------------------------

Balance at January 1 - gross............................   $20,882      $16,932      $17,435
Less reinsurance recoverables............................   (8,579)      (4,730)      (4,225)
                                                           -------      -------      -------
Balance at January 1 - net...............................   12,303       12,202       13,210
                                                           -------      -------      -------

Claims and expenses incurred:
   Current year..........................................    3,865        4,579        4,401
   Prior years...........................................    3,568          811          934
                                                           -------      -------      -------
                                                             7,433        5,390        5,335
                                                           -------      -------      -------
Claims and expenses paid:
   Current year..........................................     (472)        (761)      (1,290)
   Prior years...........................................   (4,797)      (4,758)      (4,811)
                                                           -------      -------      -------
                                                            (5,269)      (5,519)      (6,101)
                                                           --------     -------      -------

Claim reserves related to acquired companies.............      285            -          279

Foreign exchange and other...............................      388          230         (521)
                                                           -------      -------      -------
Balance at December 31 - net.............................   15,140       12,303       12,202
Add reinsurance recoverables.............................    8,699        8,579        4,730
                                                           -------      -------      -------
Balance at December 31 - gross...........................  $23,839      $20,882      $16,932
                                                           =======      =======      =======

The liabilities for claims and claim expenses in the preceding table include long-term disability claims and certain workers' compensation claims (limited to run-off business in a Bermuda-domiciled subsidiary) that are discounted at a 6% and 3% rate, respectively, for all years presented. As a result of this discount, total liabilities for claims and claim expenses have been reduced by an estimated 1% at December 31, 2002 and 2001. The accretion of discount is included in current operating results as part of the development of prior year liabilities. Discounts amortized as a percentage of claims, claim expenses and policy benefits were less than 1% for each of the years ended December 31, 2002, 2001 and 2000.

The reconciliation of property and casualty reserves for unpaid claims and claim expenses between statutory basis and GAAP basis is summarized as follows:

                                                                                December 31,
                                                               ------------------------------------------------
(In millions)                                                         2002            2001           2000
                                                               ---------------- --------------- ---------------

Statutory basis reserves for U.S. companies - net.........          $ 9,728         $ 5,786         $ 6,213
Adjustments to arrive at GAAP basis (1)...................              490             664             500
                                                                    -------         -------         -------
GAAP basis reserves for U.S. companies - net..............           10,218           6,450           6,713
GAAP basis reserves for non-U.S. companies - net..........            4,922           5,853           5,489
                                                                    -------         -------         -------
Total GAAP basis reserves - net...........................           15,140          12,303          12,202
Add reinsurance recoverables..............................            8,699           8,579           4,730
                                                                    -------         -------         -------
GAAP basis reserves - gross...............................          $23,839         $20,882         $16,932
                                                                    =======         =======         =======


(1) Statutory basis reserve offsets and reserves reclassified to contract deposit assets or liabilities based on risk transfer provisions of SFAS No. 113.

Asbestos and Environmental Exposure. Included in our liability for claims and claim expenses are liabilities for asbestos and environmental exposures. These claims and claim expenses are primarily related to policies written prior to 1986 as the policies written since 1986 have tended to explicitly exclude asbestos and environmental risks from coverage and most of the asbestos and environmental exposures arise from risks located in the United States.

The three-year development of claims and claim expense reserves associated with our asbestos and environmental claims, including case and IBNR reserves, is summarized as follows:

                                                                          Year ended December 31,
                                                                --------------------------------------------
(In millions)                                                        2002           2001           2000
                                                                -------------- -------------- --------------

Balance at January 1 - gross..............................           $786           $829           $800
Less reinsurance recoverables.............................           (165)          (183)          (195)
                                                                     ----           ----           ----
Balance at January 1 - net................................            621            646            605

Claims and expenses incurred..............................            121             23             99
Claims and expenses paid..................................            (86)           (48)           (58)
                                                                     ----           ----           ----

Balance at December 31 - net..............................            656            621            646
Add reinsurance recoverables..............................            287            165            183
                                                                     ----           ----           ----
Balance at December 31 - gross............................           $943           $786           $829
                                                                     ====           ====           ====

The amounts in the preceding table represent our best estimate, based on currently available information, of claims and claim expense payments and recoveries for asbestos and environmental exposures that are expected to develop in future years. In connection with a comprehensive reserve review completed in the fourth quarter of 2002, we benchmarked our recorded asbestos-related reserves against certain of our industry competitors having similar exposures. The most common benchmarking approach involves the comparison of what are referred to as "survival ratios." A survival ratio is a measure of the number of years it would take to exhaust recorded asbestos reserves based on recent payment activity. This ratio is derived by taking the current ending reserves and dividing it by the average annual payments for the most recent three years (generally excluding large one-time settlements such as those involving a commutation of a block of business). Based on our industry benchmarking analysis, we made the decision to increase specific asbestos-related reserves to reflect a 12-year survival ratio. This resulted in an approximately $150 million pre-tax charge, which was a component of the overall $2.5 billion charge taken for adverse development in the fourth quarter.

We monitor evolving case law and its effect on asbestos-related illness and toxic waste cleanup claims. While our portfolio did not have asbestos and toxic waste cleanup exposures at the size and scale of many of our competitors at either the primary or reinsurance level, and we have implemented an active commutation program to eliminate these exposures, many factors may significantly affect future claim development. Among these factors are changing domestic and foreign government regulations and legislation, including continuing congressional consideration of federal Superfund legislation, newly reported claims, new contract interpretations and other factors could significantly affect future claim development. While we have recorded our best estimate of liabilities for asbestos-related illness and toxic waste cleanup claims based on currently available information, it is possible that additional liabilities may arise in the future. It is not possible to estimate with any certainty the amount of additional net claims and claim expenses, or the range of net claims and claim expenses, if any, that is reasonably possible; therefore, there can be no assurance that future liabilities will not materially affect our results of operations, financial position or cash flows.

Other Mass Tort Exposures. In addition to asbestos and environmental exposures, we also may have exposures to other mass torts involving primarily product liability issues such as tobacco products, gun manufacturers and silicone breast implants. We have, in the past, generally avoided the products liability reinsurance business, and, based on currently available information, future liabilities resulting from these matters are not expected to be material to our results of operations, financial position or cash flows.

Life and Health Reserves for Future Policy Benefits and Accumulated Contract Values

Future policy benefits for traditional life and health reinsurance contracts represent the present value of such benefits based on mortality and other assumptions which were appropriate at the time the policies were issued or, in the event that we acquired the policies from another insurer, at the date of acquisition. Interest rate assumptions used in calculating the present value generally ranged from 5-9% per annum at December 31, 2002. Payments received from sales of universal life and investment contracts are recognized by providing liabilities equal to the accumulated contract values of the policyholders' contracts. Interest rates credited to such universal life and investment contracts are generally guaranteed for a specified time period with renewal rates determined by the issuing insurance company. Such crediting interest rates ranged from 3-8% per annum in 2002.

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